UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71356 / January 21, 2014

Admin. Proc. File No. 3-15596

In the Matter of

HERITAGE WORLDWIDE, INC.,
IMPALA MINERAL EXPLORATION CORP.,
MIV THERAPEUTICS, INC.,
MOVENTIS CAPITAL, INC., AND
ORGANITECH USA, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Heritage Worldwide, Inc., Impala Mineral
Exploration Corp., MIV Therapeutics, Inc., Moventis Capital, Inc., and OrganiTECH USA, Inc.,
and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Heritage Worldwide, Inc., Impala Mineral
Exploration Corp., MIV Therapeutics Inc., Moventis Capital, Inc., and OrganiTECH USA, Inc.
The order contained in that decision is hereby declared effective. The initial decision ordered
that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each
class of registered securities of Heritage Worldwide, Inc., Impala Mineral Exploration Corp.,
MIV Therapeutics, Inc., Moventis Capital, Inc., and OrganiTECH USA, Inc., is revoked.

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Heritage Worldwide, Inc., Impala Mineral Exploration Corp., Klondike Star Mineral Corp.,
MIV Therapeutics, Inc., Most Home Corp., Moventis Capital, Inc., and OrganiTECH USA, Inc.*,
Initial Decision Rel. No. 532 (Nov. 26, 2013), 107 SEC Docket 13, 2013 WL 6173829. The
stock symbols and Central Key Index numbers are: HWWI and 1034682 for Heritage
Worldwide, Inc.*;* IMXC and 1413599 for Impala Mineral Exploration Corp.; MIVI and 1083011
for MIV Therapeutics Inc.; MVTS and 1104734 for Moventis Capital, Inc.*;* ORGT and 832810
for OrganiTECH USA, Inc.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 532
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15596

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of HERITAGE WORLDWIDE, INC., IMPALA MINERAL EXPLORATION CORP., KLONDIKE STAR MINERAL CORPORATION, MIV THERAPEUTICS INC., MOST HOME CORP., MOVENTIS CAPITAL, INC., AND ORGANITECH USA, INC.	INITIAL DECISION ON DEFAULT November 26, 2013

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

James B. Parsons filed a response for Klondike Star Mineral Corporation

No one appeared for any other Respondent

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on October 31, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed periodic reports required by Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Respondents were required to answer within ten days of service of the OIP. See OIP at 4; 17 C.F.R.§ 201.220(b).

All Respondents were served with the OIP by November 7, 2013. 17 C.F.R. § 201.141(a)(2)(ii), (iv). On November 15, 2013, Klondike Star Mineral Corporation (Klondike Star) filed a Response to the OIP, stating that it does not have the resources required to file the periodic reports, and requesting an immediate revocation of its registered securities.

All Respondents except Klondike Star are in default because they did not file an Answer, participate in the prehearing conference on November 22, 2013, or otherwise defend the proceeding; Klondike Star is in default because it chose not to defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the following allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Heritage Worldwide, Inc. (Heritage Worldwide), Central Index Key (CIK) No. 1034682, is a forfeited Delaware corporation located in La Seyne-Sur-Mer, France, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Heritage Worldwide is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $1,247,167 for the prior six months. As of October 28, 2013, Heritage Worldwide's common stock was quoted on OTC Link operated by OTC Markets Group Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Impala Mineral Exploration Corp. (Impala Mineral), CIK No. 1413599, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Impala Mineral is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $20,322 for the prior three months. As of October 28, 2013, Impala Mineral's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Klondike Star, CIK No. 1083321, is a void Delaware corporation located in Whitehorse, Yukon Territory, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Klondike Star is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2008, which reported a net loss of $962,733 for the prior three months. As of October 28, 2013, Klondike Star's common stock was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MIV Therapeutics Inc. (MIV Therapeutics), CIK No. 1083011, is a Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MIV Therapeutics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2008, which reported a net loss of $7,182,496 for the prior six months. As of October 28, 2013, MIV Therapeutics's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Most Home Corp. (Most Home), CIK No. 1047965, is a defaulted Nevada corporation located in Maple Ridge, British Columbia, Canada, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). Most Home is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $2,152,493 for the prior nine months. As of October 28, 2013, Most Home's common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Moventis Capital, Inc. (Moventis Capital), CIK No. 1104734, is a forfeited Delaware corporation located in White Rock, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Moventis Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $1,630,961 for the prior nine months. As of October 28, 2013, Moventis Capital's common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

OrganiTECH USA, Inc. (OrganiTECH), CIK No. 832810, is a forfeited Delaware corporation located in Yoqneam, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OrganiTECH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $996,202 for the prior nine months. As of October 28, 2013, the common stock of OrganiTECH was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports for over four to over six years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Heritage Worldwide, Inc., Impala Mineral Exploration Corp., Klondike Star Mineral Corporation, MIV Therapeutics Inc., Most Home Corp., Moventis Capital, Inc., and OrganiTECH USA, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. §§ 201.111(h), .360(b), (d). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray
Chief Administrative Law Judge